                                                                                                                        EXHIBIT 12.1

RF Micro Devices, Inc.

Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Fiscal Year
	2007	2006	2005		2004	2003
Earnings:
Income (loss) from continuing operations before income tax and loss from equity investee	$86,399	$20,211	$(63,703)		$33,024	$(9,085)
Plus: Fixed charges (as calculated below)	9,306	8,065	11,219		17,085	31,372
Amortization of capitalized interest	74	-	-		-	-
Less: Capitalized interest	(1,071)	-	-		-	-
Adjusted earnings (loss)	$94,708	$28,276	$(52,484)		$50,109	$22,287

Fixed Charges:
Interest expense	$3,772	$3,451	$5,532		$11,434	$22,725
Capitalized interest	1,071	-	-		-	-
Amortized discounts and capitalized expenses	811	737	974		1,431	1,708
Estimated interest component of rental expense	3,652	3,877	4,713		4,220	6,939
Total fixed charges	$9,306	$8,065	$11,219		$17,085	$31,372

Ratio of earnings to fixed charges	10.2	3.5	0.0	(1)	2.9	0.0	(1)

 (1)  Earnings were inadequate to cover fixed charges for fiscal years 2005 and 2003 by $63,703 and $9,085, respectively.